September 2, 2009

Via EDGAR

dbabiarz@duffordbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  John Lucas, Esq.

RE:

US Gold Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009
File No. 001-33190

Dear Mr. Lucas:

On behalf of our client, US Gold Corporation (“US Gold” or the “Company”), we are writing in response to the staff’s letter dated June 30, 2009.  By way of background, the Company delivered a letter dated July 15, 2009 responding primarily to the accounting comments contained in the staff’s letter.  Since that date, you have graciously agreed to review proposed responses to the other comments prior to the Company filing an amendment to its annual report.  Accordingly, this letter serves that purpose.

The content of this letter supplements the information contained in our correspondence dated July 15, 2009 and does not repeat the information contained in our prior letter. The marked disclosure shows proposed revisions from the original report previously filed by the Company, either Form 10-K or 10-K/A. Accordingly, the Company’s responses are as follows:

Risk Factors, Page 5

Comment No. 1

The Company proposes to retain the introductory paragraph, but to revise the language to make clear that this section identifies all known material risks.  The introductory paragraph will be revised to read in its entirety as follows:

This report, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that may be ~~materially~~ affected by several risk factors.~~,~~ The following information summarizes all material risks known to us as of the filing of this report:

U.S. Securities and Exchange Commission

September 2, 2009

Form 10-K/A for the fiscal year ended December 31, 2008

Directors/Executive Officers and Corporate Governance, Page 1

Comment No. 10

The Company intends to comply with this comment.  The biographical information for the officers and directors will be revised to include the more detailed information as follows:

Robert R. McEwen.  Mr. McEwen became the Chairman of our Board of Directors and our Chief Executive Officer on August 18, 2005.  Mr. McEwen is also the chairman and chief executive officer of Lexam Explorations Inc. (“Lexam”), a public company engaged in the exploration and development of oil and gas properties, a position he has held since 1994.  The common stock of Lexam is listed on the ~~Toronto Stock Exchange (“~~TSX~~”)~~ Venture Exchange.  Mr. McEwen is executive chairman of the board of directors of Minera Andes, Inc., a gold and silver producer with securities traded on the TSX and the OTC Bulletin Board.  He was the chief executive officer of Goldcorp Inc. from June 1986 until February 2005 and the chairman of that company from 1986 to October 2005.  Goldcorp is a corporation organized under the laws of the Province of Ontario, Canada, engaged in the business of exploring for and producing gold and other precious metals.  The securities of Goldcorp are traded on the TSX and New York Stock Exchanges (“NYSE”).

Michele L. Ashby.  Ms. Ashby is the chief executive officer and founder of MiNE, LLC, a Colorado limited liability company organized to promote natural resource and modern energy companies to the investment community through private conferences.  She has occupied that position since July 2005.  From ~~1998 to~~January 1988 to July 2005, she was the chief executive officer and founder of Denver Gold Group Inc., a Colorado not-for-profit corporation organized and operated as a trade association for the mining industry.  In that capacity, she developed, marketed and organized annual conferences for participants in the industry and the investment community.  From ~~1984~~November 1983 to December 1995, she was a stockbroker and mining analyst with a regional investment banking firm located in Denver, Colorado.  ~~She is a director of Lake Victoria Mining Company, a mineral exploration company with securities traded on the OTC Bulletin Board.~~

Leanne M. Baker.  Dr. Baker is managing director of Investor Resources LLC and a registered representative with Puplava Securities, Inc., a broker-dealer with offices in the United States.  Dr. Baker has been consulting for the mining and financial services industries since January 2002.  Prior to that, she was an equity research analyst and managing director with Salomon Smith Barney from 1990 to 2001, where she helped build a research and investment banking franchise in the metals and mining sectors.  She is a director of Agnico-Eagle Mines Ltd., a company with securities traded on the TSX and NYSE; Reunion Gold Corporation, formerly known as New Sleeper Gold Corporation, with securities traded on the TSX Venture Exchange; and Kimber Resources Inc., with securities traded on the TSX and NYSE Amex.  Dr. Baker has a Master of Science degree and a Ph.D. in mineral economics from the Colorado School of Mines.

Peter Bojtos.  Mr. Bojtos is licensed as a Professional Engineer in the Province of Ontario, Canada and for the past twelve years, has been a director of several U.S. and Canadian mining and exploration companies, including Tournigan Energy Ltd., a mineral exploration company with securities registered under Section 12 of the ~~Securities~~ Exchange Act ~~of 1934 (“1934 Act”)~~ and traded on the TSX Venture Exchange.  Mr. Bojtos

U.S. Securities and Exchange Commission

September 2, 2009

~~is also~~has served as an executive officer and director of Fischer-Watt Gold Company since August 2005, and Apolo Gold & Energy, Inc.~~,~~. since February 2006, both of which are public companies engaged in mineral exploration and development with securities traded on the OTC Bulletin Board.

Declan J. Costelloe.  Mr. Costelloe is a Chartered Engineer (Engineering Council UK) and a mining geologist.  He is president of Celtic Mining Ltd., an independent mining consulting firm.  ~~During~~From January 2007 until January 2008, he held the position of investment manager and director of research for the Goldfish Fund, a private fund focused primarily on precious metal equities.  From September 2003 until March 2006, he held the position of investment manager for Veneroso Associates Gold Advisors, an investment company focusing on the gold industry.  Prior to that, he was the research director for that entity, a position he occupied from August 2000 to September 2003.  He is a director of VG Gold Corp., a Canadian corporation with securities traded on the TSX, and Alexandria Minerals Corporation, a Canadian corporation with securities traded on the TSX Venture Exchange.

Our Executive Officers

In addition to Mr. McEwen (see biography above), we have the following executive officers as of April 8, 2009:

Perry Y. Ing.   On March 3, 2008, Mr. Ing joined the Company as Vice President of Finance.  Effective April 1, 2008, Mr. Ing began serving as the Company’s Vice President and Chief Financial Officer.  He was appointed Secretary in June 2008.  ~~Prior to joining the Company, Mr. Ing served as the chief financial officer for Lexam Explorations Inc. and as a consultant for Barrick Gold Corporation (“Barrick”).~~  Mr. Ing has served as chief financial officer for Lexam since June 2005 and continues in that capacity on a part-time basis simultaneously with his service to our company.  ~~His consulting position with Barrick began in~~ From November 2005 until February 2008, Mr. Ing was a financial consultant for Barrick Gold Corporation (“Barrick”).  In that position, he provided transactional support services and served as project manager for valuations in connection with significant Barrick acquisitions.  From December 2003 to September 2005, Mr. Ing served as the corporate controller for Goldcorp Inc.  Mr. Ing was responsible for financial reporting and the financial control environment of the company.  From September 1997 to November 2003, he ~~served as manager~~ was a member of the assurance and business advisory services practice for PricewaterhouseCoopers, LLP and was promoted to manager in July 2001.  In ~~that position~~those positions, he was responsible for supervising and executing audits with an industry focus on international mining companies.  In 1997, Mr. Ing received a Bachelor of Commerce from the University of Toronto.  Mr. Ing holds professional designations as a Chartered Accountant in Canada (2000), Certified Public Accountant in the United States (2001), and Chartered Financial Analyst (2003).

Ian J. Ball.  Effective August 1, 2008, Mr. Ball was appointed Vice President, Mexico.  Prior to accepting this position, Mr. Ball served the Company as a consultant related to exploration and investor relations since July 2005.  During that time, Mr. Ball also worked for McEwen Capital and was responsible for assisting with financing transactions and the management of various exploration programs.  From April 2004 to July 2005, Mr. Ball was employed in the investor relations department of Goldcorp Inc., where he helped manage the Company’s relationship with investors and analysts.  Mr. Ball received a Bachelor of Commerce degree and a diploma in Business Administration from Ryerson University in Toronto, Ontario.

Stefan Spears.  Effective August 1, 2008, Mr. Spears was appointed Vice President, Projects.  Prior to accepting this position, Mr. Spears served the Company as a consultant in various capacities since July 2005.  Mr. Spears also presently serves as the vice president of strategic development for Lexam.

U.S. Securities and Exchange Commission

September 2, 2009

~~From 2004 to~~Prior to July 2005, Mr. Spears ~~worked at Goldcorp Inc. in the engineering and information technology departments~~was focused on completing his degree.  Mr. Spears received a bachelor degree in Civil-Structural Engineering from Queen’s University in Kingston, Ontario.

Specific Compensation Decisions, Page 6

Comment No. 12

The Company intends to comply with this comment.  Relevant portions of the disclosure contained in the annual report will be revised to specify the date the option was granted and clarify that the option was a non-qualified option, as set forth in the following paragraph:

Specific Compensation Decisions.  Historically, we have not paid a salary to Mr. McEwen while he serves as our Chief Executive Officer or as Chairman of the Board, at his suggestion.  The independent members of our Board determined that this was appropriate in view of our objective of conserving valuable working capital and in view of the substantial equity investment that that our Chief Executive Officer maintains in our company.  Due to this investment, we believed that he was sufficiently motivated to further the interests of the shareholders and increase shareholder value.  However, subsequent to the end of the 2008 fiscal year, the Board determined it was appropriate to compensate Mr. McEwen in recognition of his hard work and dedicated service to the Company.  On January 7, 2009, Mr. McEwen was granted 1,000,000 non-qualified options to purchase common stock under our Equity Incentive Plan, subject to a three-year vesting period and which expire ten years from the date of grant.   In the future, the Board may determine that it would be in the best interest of our Company to modify compensation to Mr. McEwen or any other individual appointed to succeed him as Chief Executive Officer.  In that event, our Company would expect to compensate this individual in accordance with our compensation policies discussed above.

Comment No. 13

The Company intends to comply with this comment.  The relevant section of Item 11 of the Annual Report will be revised to discuss in necessary detail equity awards granted to the named executive officers as follows:

With regard to the other named executive officers, our Chief Executive Officer recommends the form and amount of compensation that he deems appropriate for the respective individuals.  In the case of our principal financial officer and the other named executive officers, we accepted the recommendation of our Chief Executive Officer when the individuals were initially hired and then reevaluated that compensation in January 2009.  No equity awards were granted to the named executive officers in 2007; however, one-third of the stock options awarded to the named executive officers in November 2005 vested in November 2007.  On March 3, 2008, we awarded 150,000 non-qualified options to purchase common stock to Perry Ing, our Chief Financial Officer, upon execution of his employment agreement.  The options have a three year vesting period beginning one year from the date of grant and expire in 10 years.

Also in 2008, we awarded options to purchase common stock to each of Ian Ball and Stefan Spears, our executive vice-presidents.  On January 22, 2008, Messrs. Ball and Spears received an award of 15,000 non-qualified options each in recognition of their service to the Company as consultants.  On August 1, 2008, Mr. Ball accepted employment with us as Executive Vice President – Mexico and Mr. Spears accepted employment with us as Executive Vice President-Projects and each received 150,000

U.S. Securities and Exchange Commission

September 2, 2009

non-qualified options upon execution of their respective employment agreements.  The options have a three year vesting period beginning one year from the date of grant and expire in 10 years.

Security Ownership of Certain Beneficial Owners, Page 11

Comment No. 14

The Company intends to comply with this comment.  Specifically, footnote 5 to the Beneficial Ownership Table contained in Item 12 will be revised to read in its entirety as follows:

Includes:  (i) 12,317,300 shares of common stock and (ii) warrants to purchase 333,500 shares of our common stock, exercisable within sixty days of this report held by 2190303 Ontario, Inc.

Engineering Comments

Tonkin Complex, Page 17; Goldbar Complex, Page 20; Palmarito Project, Page 31

Comment No. 15

The Company intends to comply with this comment.  Specifically, the Company proposes to revise relevant sections of the Annual Report as follows:

A technical report was completed on the Tonkin property by Ore Reserves Engineering in May 2008.  Based on the work summarized in this report, the estimated mineralized material at Tonkin ~~resource (Measured plus Indicated)~~ increased to ~~1,447,000 ounces of gold contained in~~ 35.~~6~~ 6 million tons~~. The~~ with an average grade of ~~this resource is~~ 0.041 oz gold/ton. ~~There was also an increase in the inferred resource to 311,000 ounces of gold in 9.3 million tons, averaging 0.033 oz gold/ton.~~  None of these estimates of mineralized material, and none of the other estimates in this report, will qualify as a reserve as defined by the SEC until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors is concluded, both as to legal and economic feasibility.

The report included results from 149 holes drilled by US Gold in 2006-2007.  Of these, one hundred were core holes that provided significant new information, greatly expanding our geologic understanding of the property.  The new drilling and geologic logging led to the construction of a new three-dimensional model of the district geology, structure, and mineralized zones.  Geologic modeling was further aided by new field mapping and age-dating of rock samples.  The new drilling also decreased the drill hole spacing and improved the reliability of ~~the resource estimates.~~this report.

Mineral envelopes for the South and Central deposits were drawn on cross sections at a 0.01 oz/ton cutoff.  The cross sectional zones were connected to create three-dimensional shapes.  For the North zone, mineralized boundaries were determined by defining a mineralization indicator from 10-foot composites and nearest neighbor interpolation which assigned model blocks to either mineralized or un-mineralized populations.  Grade estimation in the block model was done using inverse-distance-power estimation with composited drill hole gold assays. ~~Resource classifications were determined based on~~ Blocks with drill hole spacing~~: Measured resources have drill hole spacing of 100 feet or less, Indicated resources have drill hole spacing between 100 and~~ greater than 200 feet ~~and Inferred resources have drill hole spacing between 200 and 300 feet. Blocks with drill hole spacing greater than 300 feet~~ were excluded from classification.

U.S. Securities and Exchange Commission

September 2, 2009

A technical report prepared to ~~NI~~ NI 43-101 standards was completed on the Gold Pick-Gold Ridge Project by Telesto ~~Nevada~~ Nevada Inc. in November, 2008.  This report concludes that the Gold Pick-Gold Ridge property contains ~~an indicated mineral resource~~estimated mineralized material of ~~471,547 ounces of gold in~~ 13,003,988 tons at an average grade of 0.036 oz gold/ton. ~~In addition, Telesto estimates an inferred resource of 94,677 ounces of gold in 2,153,183 tons averaging 0.044 oz gold/ton.~~ This ~~resource~~estimate is exclusive of the mining done by Atlas Corporation (“Atlas”).  During 1991 to 1994, a total of 2,079,000 tons of ore averaging 0.074 oz gold/ton were recovered, producing 133,865 ounces of gold.

The Telesto report is based on 1,369 drill holes from historic Atlas drilling programs and 19 holes drilled ~~by White Knight Resources Ltd.~~ in 2006.  Seven of the 1,369 historic Atlas holes were drilled using diamond drill core and the rest were drilled using reverse circulation.  A set of east-west cross sections was created at 30-meter intervals.  Geologic parameters and gold grades were plotted on the sections.  Geologic and structural data from surface mapping was transferred to the sections.  Geologic boundaries were rectified between sections and then gold envelopes were drawn to constrain interpolation of grades in the block model.  Blocks within the mineral envelopes were assigned to either oxide or reduced categories. ~~Mineralized blocks outside the mineral envelopes were assigned a separate category and were only included in the inferred resource classification.~~ The 2008 exploration drilling discussed below was in progress during preparation of the technical report, so the 2008 drill results were not incorporated in the technical report.

Core, reverse circulation and conventional rotary drilling totaled approximately 29,232 ft. (8,910 m~~)~~ ) in 2008 with the objective of extending the known mineralized zone, which was successfully achieved. A ~~NI~~ NI 43-101 compliant technical report was completed at the Palmarito Project by Pincock, ~~Allen~~ Allen & Holt (PAH) in December 2008.  The report ~~estimates~~states that the ~~measured and indicated resources~~ estimated mineralized material for the Palmarito Silver Project ~~consist~~consists of 3.8~~.5 million troy ounces of contained silver and 16,500 troy ounces of contained gold within 3.8~~  million tonnes of material with an average grade of 70 grams silver per tonne and 0.14 grams gold per tonne, using a cut-off grade of 40 grams silver per tonne. ~~Additionally, 3.3 million troy ounces of contained silver and 5,800 troy ounces of contained gold within 1.6 million tonnes of material averaging 65.5 grams silver per tonne and 0.11 grams gold per tonne were defined as inferred resources, using a cut~~-~~off grade of 40 grams silver per tonne.~~

The geologic resources for Palmarito were divided in three categories: (a) In Situ, material undisturbed by past mining activity; (b) Dump, material that was mined in the past but not processed; and (c) Tailings, material from the previous processing operations. PAH defined finite volumes to restrict the boundaries of the ~~resource~~ estimate ~~for each of the different categories~~. A three-dimensional block model was created ~~for each material category~~ and composited assay data for the drill holes and pits were used to populate ~~them~~it with silver and gold grades.

In situ material as well as dump and tailings material was included in the ~~resource~~ estimate, with approximately 95% of the ~~measured, indicated and inferred resources~~ estimate coming from the in situ deposit and the remaining approximately 5% coming from the historic dump and tailings pond. The PAH estimate was based on 369 historic and recent drill holes drilled by three different companies, Lluvia de Oro (1994-1995), Nevada Pacific Gold (2006-2007) and US Gold (2008). Of the 369 holes used in the estimate, 105 were done by reverse circulation, (74 of which were drilled by Lluvia de Oro and 31 by US Gold); 27 were core holes (19 drilled by Nevada Pacific Gold and 8 by US Gold). The remaining 237 holes were drilled by US Gold by conventional rotary methods and were exclusively used to model and define the ~~resource~~ estimate of the historic mine tailings.

U.S. Securities and Exchange Commission

September 2, 2009

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate.  Upon receipt of such confirmation, the Company will prepare and file an amendment to its annual report promptly.

We look forward to hearing from you.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz
David J. Babiarz

cc:	US Gold Corporation
KPMG LLP
Stark Winter Schenkein & Assoc., LLP